Shareholder Meetings

On September 30, 2002, a Special Meeting of the shareholders of the Montgomery Partners Long-Short Fund
(formerly, the "Global Long-Short Fund") was held.
The matters considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

Proposal 1:

To approve the recommendation to appoint SSI Investment
Management, Inc. as sub-adviser to the Montgomery Partners
Long-Short Fund:

For	Against	Abstain
2,573,117	81,683	31,642

Proposal 2:

To approve the proposal to permit Montgomery Asset Management, LLC to hire and terminate sub-advisers or modify sub-advisory agreements without shareholder approval:

For	Against	Abstain
1,825,577	189,240	671,625